OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66262

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OPES BESPOKE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Grand Central Plaza, 60 East 42nd Street, Suite 2540
(No. and Street)

New York	NY	10165
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Calamunci	732-241-4686	rcalamunci@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	Maitland,	FL	32751
(Address)	(City)	(State)	(Zip Code)

	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roxanne Campbell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OPES BESPOKE SECURITIES, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Saliska Saati
My Commission HH 054322
Expires 10/18/2024

Signature: R Campbell

Title: Managing Director

S Saati

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
DECEMBER 31, 2021

Index to the Financial Statements

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Opes Bespoke Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Opes Bespoke Securities LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Opes Bespoke Securities LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Opes Bespoke Securities LLC's management. Our responsibility is to express an opinion on Opes Bespoke Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Opes Bespoke Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Opes Bespoke Securities LLC's auditor since 2021.

Maitland, Florida

May , 2022

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
CURRENT ASSETS		
Cash in bank	$	7,005
Prepaid expenses		2
Total Assets	$	7,007
LIABILITIES AND MEMBER'S EQUITY		
Member's Equity	$	7,007
Total Liabilities and Member's Equity	$	7,007

These financial statements and schedules are deemed confidential pursuant to rule 17a-5(e)(3) of the Securities and Exchange Commission.
See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Opes Bespoke Securities LLC (the Company) was organized in the State of Colorado on July 29, 2003 and operated as Corporate Development Capital, LLC through December 31, 2018. The founding members sold the Company to its new member (the "New Member") on October 1,2018. In January 2019, the name of the Company was changed to Opes Bespoke Securities LLC.

The Company, now located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

2. SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers (Topic 606) to clarify the principles of recognizing revenue. Under ASU 2014-9, revenue is recognized when a customer obtains control of promised goods or services and is recognized at an amount that reflects the consideration expected to be received in exchange for such goods or services. In addition, ASU 2014-09 requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Commissions are recorded on the transaction date reported by the escrow agent firm through submitted closing agreements or when received by the Company.

Commitments, Contingencies and Guarantees
The Company had no commitments, contingencies and guarantees for the year ended December 31, 2021.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements.

The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2015 through the current period.

3. RELATED PARTY

The Company is party to a revenue sharing agreement with an entity (Park Street Van LLC) with the same ownership. Under the terms of the agreement, the Company is entitled to receive $5,000 per month in exchange for services to clients for a fixed fee from the related parties, which amounted to $60,000 for the year ended December 31, 2021. Additionally, the Company is obligated to pay the same related party $4,000 per month pursuant to an expense sharing agreement for accounting, legal and administrative costs which amounted to $48,000 for the year ended December 31, 2021.

All transactions are recorded as entries which offset each other, as these are limited payments pursuant to these arragements.

4 COMPANY CONDITIONS

As described in Footnote 3, the Company operates under an admisistrative services and expense sharing agreement and a revenue sharing agreement. As such, the Company has been fully dependent on these related party agreements.

5 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31,2021, the Company had net capital of $7,005, which was $2,005 above its required net capital of $5,000.

6 POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities and therefore is exempt from the possession and control requirements under SEC Rule 15c-3-3(k)(2)(i).5.

7 SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of the financial statements were issued.. The ompany did not identify any other material subsequent events requiring adjustment to or disclosure in its financial statements.